Sub-Item 77C:  Submission of matters to a vote of security
Holders

A Special Meeting of Shareholders (the "Meeting") of the
Lateef Fund (the "Fund") was held on April 23, 2013 for the following purposes:

To approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Lateef Investment Management, L.P. ("Advisory Agreement") and to approve the retention of fees paid by the Fund to Lateef Investment Management, L.P. for its investment advisory services to the Fund from December 31, 2012 until the Advisory Agreement was approved by shareholders.

All Fund shareholders of record at the close of business on February 1, 2013 were entitled to attend or submit proxies.
As of the record date, the Fund had 42,229,092.213 shares outstanding.

At the Meeting, shareholders approved the Advisory Agreement.
The results of the voting for the proposal were as follows:

For Votes		Against Votes		Abstained Votes
23,001,645.598	60,027 			136,680

At the Meeting, shareholders approved the retention of fees paid by the Fund to Lateef Investment Management, L.P. for its investment advisory services to the Fund from December 31, 2012. The results of the voting for the proposal were as follows:

For Votes		Against Votes		Abstained Votes
22,983,832.598	52,217 			162,303